SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K




ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1995



Commission file number 1-3423



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN



                                                     Page

Report of Independent Public Accountants               3

Financial Statements:

  Savings Plan
     Statement of Net Assets Available for Plan
      Benefits as of December 31, 1995                 4
     Statement of Net Assets Available for Plan
      Benefits as of December 31, 1994                 5
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1995                                6
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1994                                7
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1993                                8

Notes to Financial Statements                          9

Signatures                                            15

Consent of Independent Public Accountants             16

11-K Schedules
  Schedules I, II, and III are omitted because the required information is included in the financial statements

ERISA Schedules
  Item 27a - Schedule of Assets Held for Investment
   Purposes                                         Schedule I
  Item 27d - Schedule of Reportable Transactions    Schedule II

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for each of the three years ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits of the Enron Corp.
Savings Plan for each of the three years ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              MIR FOX & RODRIGUEZ

Houston, Texas
June 17, 1996

                            ENRON CORP. SAVINGS PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                DECEMBER 31, 1995


                                           Enron Oil &                 Fidelity     Fidelity    Fidelity
                              Enron Corp.  Gas Company  Enron Corp.     Equity      Domestic    Overseas     Loans to       Total
                              Stock Fund   Stock Fund   Income Fund  Income Fund      Funds       Fund     Participants   All Funds

ASSETS

SHORT-TERM INVESTMENTS      $  4,074,926  $    77,236  $ 9,332,356  $    26,245  $    57,543  $    4,173  $         -  $ 13,572,479

INVESTMENTS
  Common Stock of Enron
   Corp. - 7,128,063
   shares (cost
   $71,382,316)              271,757,402            -            -            -            -           -            -   271,757,402
  Cumulative Second
   Preferred Convertible
   Stock of Enron Corp.-
   70,000 shares (cost
   $20,181,998)               36,433,775            -            -            -            -           -            -    36,433,775
  Common Stock of Enron
   Oil & Gas - 619,989
   shares (cost $12,652,595)           -   14,879,736            -            -            -           -            -    14,879,736
  Fixed Income Deposit
   Contracts, at cost which
   approximates market value           -            -   90,229,266            -            -           -            -    90,229,266
  Fidelity Equity Income
   Fund - 517,488 shares
   (cost $17,650,809)                  -            -            -   19,628,336            -           -            -    19,628,336
  Fidelity OTC Fund - 159,544
   shares (cost $4,602,999)            -            -            -            -    4,838,972           -            -     4,838,972
  Fidelity Balanced Fund-
   321,540 shares (cost
   $4,230,142)                         -            -            -            -    4,347,216           -            -     4,347,216
  Fidelity Growth & Income
   Fund - 391,902 shares
   (cost $9,505,379)                   -            -            -            -   10,600,946           -            -    10,600,946
  Fidelity Magellan Fund-
   178,920 shares (cost
   $14,650,959)                        -            -            -            -   15,383,571           -            -    15,383,571
  Fidelity Growth Company
   Fund - 236,896 shares
   (cost  $8,192,429)                  -            -            -            -    8,596,945           -            -     8,596,945
  Fidelity Overseas Fund-
  122,959 shares (cost
  $3,491,290)                          -            -            -            -            -   3,574,420            -     3,574,420
                             308,191,177   14,879,736   90,229,266   19,628,336   43,767,650   3,574,420            -   480,270,585
RECEIVABLES
  Contributions and loan
   payments                      514,271      741,336      327,055       82,867      252,211      28,735            -     1,946,475
  Notes receivable from
   participants                        -            -            -            -            -           -   17,736,544    17,736,544
  Transfers between funds,
   net                          (461,857)     307,669     (537,326)     340,294      474,202    (122,982)           -             -
  Accrued income receivable      222,573        2,629       14,610          233          515          40            -       240,600
     TOTAL                       274,987    1,051,634     (195,661)     423,394      726,928     (94,207)  17,736,544    19,923,619

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS              $312,541,090  $16,008,606  $99,365,961  $20,077,975  $44,552,121  $3,484,386  $17,736,544  $513,766,683

The accompanying notes are an integral part of these financial statements.


                            ENRON CORP. SAVINGS PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                DECEMBER 31, 1994


                                          Enron Oil &                Fidelity     Fidelity     Fidelity
                             Enron Corp.  Gas Company  Enron Corp.    Equity      Domestic     Overseas     Loans to       Total
                             Stock Fund   Stock Fund   Income Fund  Income Fund     Funds        Fund     Participants   All Funds

ASSETS

SHORT-TERM INVESTMENTS      $  1,116,702  $   202,378  $   509,726  $     7,096  $     6,981  $    1,424  $   237,287  $  2,081,594

INVESTMENTS
  Common Stock of Enron
   Corp. - 7,428,492 shares
   (cost $68,776,689)        226,569,006            -            -            -            -           -            -   226,569,006
  Cumulative Second
   Preferred Convertible
   Stock of Enron Corp.-
   70,000 shares (cost
   $20,181,998)               29,147,020            -            -            -            -           -            -    29,147,020
  Common Stock of Enron
   Oil & Gas - 523,365
   shares (cost $8,880,263)            -    9,813,094            -            -            -           -            -     9,813,094
  Fixed Income Deposit
   Contracts, at cost which
   approximates market value           -            -   91,550,045            -            -           -            -    91,550,045
  Fidelity Equity Income Fund-
   370,297 shares (cost
   $12,277,367)                        -            -            -   11,368,114            -           -            -    11,368,114
  Fidelity OTC Fund - 43,120
   shares (cost $1,013,411)            -            -            -            -    1,003,409           -            -     1,003,409
  Fidelity Balanced Fund-
   158,135 shares (cost
   $2,067,873)                         -            -            -            -    1,943,475           -            -     1,943,475
  Fidelity Growth & Income
   Fund - 121,840 shares
   (cost $2,703,255)                   -            -            -            -    2,569,614           -            -     2,569,614
  Fidelity Magellan Fund-
   61,561 shares (cost
   $4,306,714)                         -            -            -            -    4,112,260           -            -     4,112,260
  Fidelity Growth Company
   Fund - 55,382 shares
   (cost $1,584,493)                   -            -            -            -    1,509,715           -            -     1,509,715
  Fidelity Overseas Fund-
   81,869 shares (cost
   $2,333,985)                         -            -            -            -            -   2,235,022            -     2,235,022
                             255,716,026    9,813,094   91,550,045   11,368,114   11,138,473   2,235,022            -   381,820,774
RECEIVABLES
  Contributions and loan
   payments                      512,911       85,840      349,141       75,328      105,668      30,386            -     1,159,274
  Notes receivable from
   participants                        -            -            -            -            -           -   15,273,837    15,273,837
  Transfers between funds,
   net                          (315,433)      (1,471)     283,141        7,374        9,862      16,527            -             -
  Accrued income receivable        5,973        1,842        3,732            -            -           -            -        11,547
     TOTAL                       203,451       86,211      636,014       82,702      115,530      46,913   15,273,837    16,444,658

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS              $257,036,179  $10,101,683  $92,695,785  $11,457,912  $11,260,984  $2,283,359  $15,511,124  $400,347,026

The accompanying notes are an integral part of these financial statements.


                            ENRON CORP. SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                          Enron Oil &                Fidelity      Fidelity     Fidelity
                             Enron Corp.  Gas Company  Enron Corp.    Equity       Domestic     Overseas    Loans to       Total
                             Stock Fund   Stock Fund   Income Fund  Income Fund      Funds        Fund    Participants   All Funds

Contributions from
 participants               $  4,948,827  $ 1,334,435  $ 4,376,017  $ 1,457,782  $ 2,971,523  $  591,527  $         -  $ 15,680,111
Rollovers from other
 qualified plans              92,708,200       45,554      500,389      140,151    1,119,509      98,834            -    94,612,637
Interest income                1,101,173      100,505    6,016,747       59,273       99,648      17,592            -     7,394,938
Dividend income                6,712,984       69,149            -      418,250      367,208      38,605            -     7,606,196
Realized gains on sales of
 investments, net              9,379,219    2,695,570            -    1,261,408    2,261,473      89,300            -    15,686,970
Unrealized appreciation of
 investments                  53,110,909      783,574            -    2,425,313    2,831,764     128,140            -    59,279,700
Transfers between funds,
 net                         (49,551,536)   1,891,261   18,009,015    4,287,042   25,060,935     303,283            -             -
  Total additions            118,409,776    6,920,048   28,902,168   10,049,219   34,712,060   1,267,281            -   200,260,552

Loans to participants,
 net of repayments            (2,587,270)     (21,684)     390,211       49,272     (100,233)     44,284    2,225,420             -
Participant withdrawals      (60,092,119)    (979,892) (22,550,534)  (1,463,943)  (1,288,550)   (108,024)           -   (86,483,062)
Other, net                      (225,476)     (11,549)     (71,669)     (14,485)     (32,140)     (2,514)           -      (357,833)
  Total deductions           (62,904,865)  (1,013,125) (22,231,992)  (1,429,156)  (1,420,923)    (66,254)   2,225,420   (86,840,895)

NET INCREASE                  55,504,911    5,906,923    6,670,176    8,620,063   33,291,137   1,201,027    2,225,420   113,419,657
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  BEGINNING OF PERIOD        257,036,179   10,101,683   92,695,785   11,457,912   11,260,984   2,283,359   15,511,124   400,347,026

  END OF PERIOD             $312,541,090  $16,008,606  $99,365,961  $20,077,975  $44,552,121  $3,484,386  $17,736,544  $513,766,683

The accompanying notes are an integral part of these financial statements.

                            ENRON CORP. SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                         Enron Oil &                 Fidelity      Fidelity    Fidelity
                            Enron Corp.  Gas Company  Enron Corp.     Equity       Domestic    Overseas     Loans to       Total
                            Stock Fund    Stock Fund  Income Fund   Income Fund      Funds       Fund     Participants   All Funds

Contributions from
 participants              $  4,392,129  $ 1,283,749  $  4,581,648  $ 1,529,576  $ 1,584,582  $  352,732  $         -  $ 13,724,416
Rollovers from other
 qualified plans             46,513,545      261,516     1,554,772      256,865    1,782,978     312,836            -    50,682,512
Interest income                 542,300       60,332     5,741,577       45,325       34,631      10,339            -     6,434,504
Dividend income               5,998,734       47,579             -      351,046      124,365           -            -     6,521,724
Realized gains on sales of
 investments, net             2,381,446      141,230             -      677,331      147,248      35,377            -     3,382,632
Unrealized appreciation
 (depreciation) of
 investments                 10,464,267     (705,409)            -     (980,952)    (537,273)    (98,989)           -     8,141,644
Transfers between funds,
 net                         (4,254,979)   2,920,001    (7,323,671)  (2,140,776)   8,987,758   1,811,667            -             -
  Total additions            66,037,442    4,008,998     4,554,326     (261,585)  12,124,289   2,423,962            -    88,887,432

Loans to participants, net
 of repayments               (3,880,429)    (226,335)     (843,277)    (192,052)    (250,059)    (60,839)   5,452,991             -
Participant withdrawals     (37,996,208)    (756,031)  (16,218,332)  (1,099,591)    (606,594)    (78,463)           -   (56,755,219)
Other, net                     (222,071)     (10,710)     (138,920)     (22,280)      (6,652)     (1,301)           -      (401,934)
  Total deductions          (42,098,708)    (993,076)  (17,200,529)  (1,313,923)    (863,305)   (140,603)   5,452,991   (57,157,153)

NET INCREASE (DECREASE)      23,938,734    3,015,922   (12,646,203)  (1,575,508)  11,260,984   2,283,359    5,452,991    31,730,279
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  BEGINNING OF PERIOD       233,097,445    7,085,761   105,341,988   13,033,420            -           -   10,058,133   368,616,747

  END OF PERIOD            $257,036,179  $10,101,683  $ 92,695,785  $11,457,912  $11,260,984  $2,283,359  $15,511,124  $400,347,026

The accompanying notes are an integral part of these financial statements.

                         ENRON CORP. SAVINGS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                             FOR PLAN BENEFITS
                   FOR THE YEAR ENDED DECEMBER 31, 1993


                                              Enron
                                            Oil & Gas                    Fidelity
                              Enron Corp.    Company     Enron Corp.      Equity        Loans To
                              Stock Fund    Stock Fund   Income Fund    Income Fund   Participants      Total

Contributions from
 participants                $  5,657,796   $1,386,478   $  6,372,169   $ 2,229,693   $         -   $ 15,646,136
Rollovers and transfer of
 assets from other
 qualified plans                5,644,016      252,313      3,688,727       670,225             -     10,255,281
Interest income                   377,697       42,844      6,838,734        48,409             -      7,307,684
Dividend income                 5,712,496       30,132              -       197,347             -      5,939,975
Realized gains on sales
 of investments, net            5,045,381      324,260              -     1,152,467             -      6,522,108
Unrealized appreciation
 of investments                43,099,734      825,470              -       132,426             -     44,057,630
Transfers between
 funds, net                     5,144,784      866,665     (4,408,878)   (1,602,571)            -              -
  Total additions              70,681,904    3,728,162     12,490,752     2,827,996             -     89,728,814

Loans to participants,
 net of repayments               (176,739)      65,323       (514,139)      (95,818)      721,373              -
Participant withdrawals       (29,318,587)    (461,632)   (11,304,632)   (1,211,469)            -    (42,296,320)
Other, net                       (386,349)       3,347          3,278             -             -       (379,724)
  Total deductions            (29,881,675)    (392,962)   (11,815,493)   (1,307,287)      721,373    (42,676,044)

NET INCREASE                   40,800,229    3,335,200        675,259     1,520,709       721,373     47,052,770
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  BEGINNING OF PERIOD         192,297,216    3,750,561    104,666,729    11,512,711     9,336,760    321,563,977

  END OF PERIOD              $233,097,445   $7,085,761   $105,341,988   $13,033,420   $10,058,133   $368,616,747


The accompanying notes are an integral part of these financial statements.

                  ENRON CORP. SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF THE PLAN

   Enron Corp. ("Enron") offers eligible employees the opportunity to participate in the Enron Corp. Savings
   Plan ("Savings Plan").  Participation in the Savings
   Plan is voluntary and an eligible employee may participate the first day of the month following employment. However, an individual whose conditions of employment are governed by a collective bargaining agreement shall not be considered an employee for this purpose unless the collective bargaining agreement provides otherwise. The Savings Plan is subject to the provisions of the Employee Retirement Income Security
   Act of 1974 ("ERISA") and the Internal Revenue Code of
   1986, as amended (the "Code").

   Prior to January, 1, 1994, participants in the Savings
   Plan could allocate their contributions to one or more of four investment funds including an Enron Corp. stock fund, an Enron Oil & Gas Company ("EOG") stock fund, a fixed income fund, and an equity fund.

   The Savings Plan was amended and restated effective
   January 1, 1994 primarily to provide for six additional investment options in the form of diversified mutual funds and to provide for daily account valuations as well as daily changes in contribution percentages, investment choices and transfers between funds subject to certain limitations. The investment options available beginning January 1, 1994 are as follows:

     Enron Corp. Stock Fund
     Enron Oil & Gas Company Stock Fund
     Enron Corp. Income Fund
     Fidelity Equity Income Fund
     Fidelity OTC Fund
     Fidelity Balanced Fund
     Fidelity Growth & Income Fund
     Fidelity Magellan Fund
     Fidelity Growth Company Fund
     Fidelity Overseas Fund

   As of January 1, 1996, three additional investment options were added: Vanguard Growth Portfolio, Vanguard
   Conservative Growth Portfolio and Vanguard Moderate
   Growth Portfolio.

   Participants who are not considered to be "highly compensated" as set forth in the Code may contribute amounts up to 14% of their normal pay on an after-tax or before-tax basis, or any combination thereof, up to the 14% maximum.

   Participants who are considered to be "highly compensated" may contribute amounts up to 11% of their normal pay. Contributions may be made on an after-tax or before-tax basis, or any combination thereof, up to a maximum of 11%. However, the maximum for before-tax contributions is limited to 8% subject to a maximum contribution amount of $9,240 for the plan year 1995
   (and is adjusted annually thereafter to reflect changes in the cost of living).

   The Savings Plan permits participants to borrow up to 50% of the market value of their accounts, subject to certain limitations. Generally, notes receivable from participants must be repaid within five years. The
   Savings Plan is qualified under Section 401(a) of the Code; withdrawals, distributions, and loans to participants are limited as specified by the Code and related Internal Revenue Service ("IRS") regulations.

   Number of Participants

   The following is a summary of participants in the Savings Plan:

                                         December 31,
                                         1995    1994

   Enron Corp. Stock Fund                5,626   5,780
   Enron Oil & Gas Company Stock Fund    1,524   1,501
   Enron Corp. Income Fund               3,762   4,129
   Fidelity Equity Income Fund           1,735   1,608
   Fidelity Domestic Funds               4,797   2,325
   Fidelity Overseas Fund                  686     549

   The total number of participants in the Savings Plan at December 31, 1995 is 6,803 and is less than the sum of the number of participants shown above because many were participating in more than one fund.

2. ACCOUNTING POLICIES

   In accordance with the provisions of the Savings Plan, the financial records and participants' annual valuations are determined on the accrual basis and the investments are presented at market value. Security transactions are recorded as of the trade date. The common stock owned by the Savings Plan is carried in each of the individual participants' accounts at cost.
   The market value of the Enron and EOG stock funds is determined by the closing price of such common stock as quoted in the listing of the New York Stock Exchange
   Composite Transactions as of the financial statement dates. The fixed income deposit contracts are valued at cost plus interest earned as of the financial statement dates. The market value of the Fidelity mutual funds is based upon the net asset value of each such individual fund as of the financial statement date. The market value of the Enron Corp. Cumulative Second Preferred
   Convertible Stock (the Preferred Stock) is based upon the market value of the equivalent number of Enron Corp.
   common shares into which the Preferred Stock is convertible (see Note 3).

   In accordance with rules established by the Department of Labor, amounts recorded in the financial statements as realized gain or loss on the sale of assets is determined by comparing the sales proceeds to the market value of the assets at the beginning of the plan year or the purchase price, if purchased during the year ("ERISA
   Cost").

   Repayments of loans by participants are reinvested in the Savings Plan based upon the participant's investment election at the time of repayment; therefore, loans are shown as being a receivable of the Savings Plan rather than a receivable of a particular investment fund.
   Additionally, the Savings Plan recognizes unrealized appreciation (depreciation) representing the increase
   (decrease) in the market value over the prior year market value of its investments.

3. INVESTMENTS

   Employee contributions to the Savings Plan are invested as designated by the employee.

   Effective January 1, 1994, the Savings Plan was amended to permit the Enron Corp. Stock Fund to hold shares of the Preferred Stock in addition to Enron Corp. common stock. The Preferred Stock is convertible into Enron
   Corp. common stock at a fixed rate of 13.652 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to or greater than the dividend on the common stock. During
   1994, the Plan exchanged shares of Enron Corp. common stock for 70,000 shares of Preferred Stock at the fixed exchange rate of 13.652 common shares for each preferred share. Distributions from the Enron Corp. Stock Fund continue to be made in shares of Enron Corp. common stock or in cash.

   Fixed income investments are provided by deposit contracts with insurance companies and banks which provide both a guaranteed annual rate of interest and a return of principal at cost as long as withdrawals are in accordance with provisions of the Savings Plan. This type of contract is frequently referred to as a "guaranteed investment contract," or "GIC."
   Negotiations are on a bid basis generally arranged to offer maturities averaging three years. The Enron Corp.
   Income Fund was managed by Fidelity Management Trust
   Company through December 31, 1995 and by Dwight Asset
   Management Company beginning January 1, 1996.  At
   December 31, 1994 and 1995, the interest rates ranged from 4.55% to 9.21%.

   The various Fidelity mutual funds are managed by Fidelity Investments, a registered investment advisor.

4. ROLLOVERS AND TRANSFER OF ASSETS FROM OTHER QUALIFIED
   PLANS

   During 1994 and 1995, participants in the Savings Plan transferred approximately $45.5 million and $90.0 million, respectively, by means of direct trust-to-trust transfers from the Enron Corp. Employee Stock Ownership
   Plan to the Savings Plan.

   During February 1993, the assets in the accounts of former Access Energy Corporation ("Access") employees were transferred in a direct trust-to-trust transfer from the Access Energy Corporation 401(k) Savings Plan to the Savings Plan. This transfer, in the amount of $1,412,755, was made pursuant to a provision in the Stock Purchase Agreement between Enron and Access effecting the purchase of Access by Enron.

5. FEDERAL INCOME TAXES

   No provision for Federal income taxes is required since the Savings Plan is a qualified plan under Section
   401(k) and its related trust is tax-exempt under Section
   501(a) of the Code. A favorable determination letter, dated March 5, 1996, was received from the IRS stating that the plan, as amended and restated through December
   31, 1994, is a qualified plan and its related trust is tax-exempt. There have been no subsequent amendments.

   Enron may deduct for Federal income tax purposes the amount of its contributions to the Savings Plan, and neither such contributions to the Savings Plan nor the income of the funds will be taxable to a participant as income prior to the time that such participant receives a distribution thereof from the Savings Plan. A participant is not taxed on his tax deferred contributions to the Savings Plan until the participant receives a distribution thereof from the plan. The participant's taxability is in accordance with the Code.
   Generally, the Code imposes on distributions from the Savings Plan made to a participant before age 59 1/2, death, or disability, a penalty tax equal to 10% of the amount of the distribution that is includable in the participant's gross income.

6. WITHDRAWALS

   When a participant terminates employment with Enron, such participant may elect to receive a distribution of the balance in his account in the form of a cash payment, except that distributions from the Enron or EOG stock funds may be in the form of a cash payment or in shares of Enron or EOG stock.

7. TRUSTEE

   Northern Trust Company ("Northern") serves as the
   Trustee of the Savings Plan. Enron and the Savings Plan participants pay all of the administrative expenses of the Savings Plan.

8. REALIZED GAINS ON SALES OF INVESTMENTS, NET

   A summary of the realized gains (losses) on sales of investments is presented below.

                                                    ERISA         Realized
                                     Proceeds        Cost      Gains/(Losses)
   Year Ended December 31, 1995
     Enron Corp. Stock Fund        $ 79,949,997   $70,570,778   $ 9,379,219
     Enron Oil & Gas Company
      Stock Fund                     18,302,620    15,607,050     2,695,570
     Fidelity Equity Income Fund      3,498,486     2,237,078     1,261,408
     Fidelity OTC Fund                1,048,595       658,750       389,845
     Fidelity Balanced Fund           2,069,729     2,152,409       (82,680)
     Fidelity Growth & Income
      Fund                            1,660,717     1,216,028       444,689
     Fidelity Magellan Fund           2,116,322     1,125,914       990,408
     Fidelity Growth Company Fund     1,205,890       686,679       519,211
     Fidelity Overseas Fund           1,683,292     1,593,992        89,300
                                   $111,535,648   $95,848,678   $15,686,970


                                                     ERISA        Realized
                                      Proceeds       Cost      Gains/(Losses)

   Year Ended December 31, 1994
     Enron Corp. Stock Fund         $38,765,919   $36,384,473   $ 2,381,446
     Enron Oil & Gas Company
      Stock Fund                      2,020,075     1,878,845       141,230
     Fidelity Equity Income Fund      5,941,877     5,264,546       677,331
     Fidelity OTC Fund                  405,430       415,432       (10,002)
     Fidelity Balanced Fund           1,189,699     1,245,178       (55,479)
     Fidelity Growth & Income
      Fund                              863,561       748,030       115,531
     Fidelity Magellan Fund           1,491,689     1,425,597        66,092
     Fidelity Growth Company Fund       587,863       556,757        31,106
     Fidelity Overseas Fund             750,903       715,526        35,377
                                    $52,017,016   $48,634,384   $ 3,382,632

   Year Ended December 31, 1993
     Enron Corp. Stock Fund         $30,456,091   $25,410,710   $ 5,045,381
     Enron Oil & Gas Company
      Stock Fund                      1,072,699       748,439       324,260
     Fidelity Equity Income Fund      4,315,147     3,162,680     1,152,467
                                    $35,843,937   $29,321,829   $ 6,522,108

9. FIDELITY DOMESTIC FUNDS

   For presentation in the accompanying financial statements, results for the Fidelity OTC Fund, Balanced
   Fund, Growth & Income Fund, Magellan Fund and Growth
   Company Fund have been combined under the heading
   Fidelity Domestic Funds. Significant activity for these funds can be broken down by individual fund as follows:

   Year Ended December 31, 1995

                                                             Growth &
                                      OTC       Balanced      Income
                                      Fund        Fund         Fund

   Contributions                  $  321,196   $  363,576   $  670,899
   Rollovers                         107,280      125,762      278,149
   Interest and dividend income       10,433      148,153      148,943
   Realized gains (losses)           389,845      (82,680)     444,689
   Unrealized appreciation           170,126      332,664    1,131,850
   Transfers between funds, net    3,003,872    1,788,994    5,892,573
   Loans to participants, net         (9,525)     (30,731)     (14,733)
   Participant withdrawals          (120,982)    (236,718)    (336,970)
   Other, net                         (3,522)      (3,156)      (7,795)
     Net Increase                 $3,868,723   $2,405,864   $8,207,605

                                                   Growth
                                    Magellan       Company
                                      Fund          Fund        Totals

   Contributions                  $ 1,083,232   $  532,620   $ 2,971,523
   Rollovers                          435,179      173,139     1,119,509
   Interest and dividend income       108,520       50,807       466,856
   Realized gains (losses)            990,408      519,211     2,261,473
   Unrealized appreciation            815,699      381,425     2,831,764
   Transfers between funds, net     8,616,680    5,758,816    25,060,935
   Loans to participants, net         (22,843)     (22,401)     (100,233)
   Participant withdrawals           (434,545)    (159,335)   (1,288,550)
   Other, net                         (11,353)      (6,314)      (32,140)
     Net Increase                 $11,580,977   $7,227,968   $33,291,137

   Year Ended December 31, 1994

                                                             Growth &
                                      OTC       Balanced      Income
                                      Fund        Fund         Fund

   Contributions                  $  168,199   $  264,664   $  325,527
   Transfers in, net                 968,794    1,962,794    2,417,333
   Income earned                      12,275       66,049       46,212
   Realized gains (losses)           (10,002)     (55,479)     115,531
   Unrealized depreciation           (10,002)    (124,398)    (133,641)
   Withdrawals                       (85,931)     (92,748)    (116,572)
   Participant loans, net            (29,310)     (50,300)     (55,464)
   Other, net                           (622)      (1,264)      (1,302)
     Net Increase                 $1,013,401   $1,969,318   $2,597,624

                                                Growth
                                  Magellan      Company
                                     Fund         Fund         Totals

   Contributions                  $  591,595   $  234,597   $ 1,584,582
   Transfers in, net               3,990,221    1,431,594    10,770,736
   Income earned                      18,403       16,057       158,996
   Realized gains (losses)            66,092       31,106       147,248
   Unrealized depreciation          (194,454)     (74,778)     (537,273)
   Withdrawals                      (219,188)     (92,155)     (606,594)
   Participant loans, net            (93,993)     (20,992)     (250,059)
   Other, net                         (2,525)        (939)       (6,652)
     Net Increase                 $4,156,151   $1,524,490   $11,260,984

                         SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  JAMES G. BARNHART
     James G. Barnhart
     Chairman of the Administrative Committee



June 17, 1996

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration
Statement Nos. 33-13397 (Enron Corp. Savings Plan) and 33-
34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp.
Savings Plan).



                              MIR FOX & RODRIGUEZ

Houston, Texas
June 17, 1996

                                                                                                     ERISA SCHEDULE I
                                                                                                       EIN 47-0255140
                                                                                                         PLAN NO. 001

                            ENRON CORP. SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                               (c)DESCRIPTION OF INVESTMENT
                                                       SHARES OR   MATURITY   INTEREST
(a) (b)ISSUER                                          PAR VALUE     DATE       RATE       (d)COST     (e)MARKET VALUE

SHORT-TERM INVESTMENTS:
    NORTHERN TRUST      COLLECTIVE STOCK INDEX FUND   13,572,479                        $ 13,572,479    $ 13,572,479

COMMON STOCKS:
*   ENRON CORP.         COMMON STOCK                   7,128,063                        $ 71,382,316    $271,757,402
*   ENRON CORP.         CUMULATIVE SECOND PREFERRED
                         CONVERTIBLE STOCK                70,000                          20,181,998      36,433,775
*   ENRON OIL & GAS
     COMPANY            COMMON STOCK                     619,989                          12,652,595      14,879,736
    FIDELITY            EQUITY INCOME FUND               517,488                          17,650,809      19,628,336
    FIDELITY            OTC FUND                         159,544                           4,602,999       4,838,972
    FIDELITY            BALANCED FUND                    321,540                           4,230,142       4,347,216
    FIDELITY            GROWTH & INCOME FUND             391,902                           9,505,379      10,600,946
    FIDELITY            MAGELLAN FUND                    178,920                          14,650,959      15,383,571
    FIDELITY            GROWTH COMPANY FUND              236,896                           8,192,429       8,596,945
    FIDELITY            OVERSEAS FUND                    122,959                           3,491,290       3,574,420
       TOTAL                                                                            $166,540,916    $390,041,319

*Designates party-in-interest


                                                                                               ERISA SCHEDULE I
                                                                                                 EIN 47-0255140
                                                                                                   PLAN NO. 001

                            ENRON CORP. SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                               (c)DESCRIPTION OF INVESTMENT
                                                 SHARES OR   MATURITY   INTEREST
(a) (b)ISSUER                                    PAR VALUE     DATE       RATE       (d)COST    (e)MARKET VALUE

FIXED INCOME DEPOSIT CONTRACTS:
    ALLSTATE                GA-5826            $ 4,122,350   6/30/98      6.30%   $  4,122,350    $  4,122,350
    CANADA LIFE             CONTRACT P-45770    12,297,626   1/03/97      4.98%     12,297,626      12,297,626
                                                             6/30/97
    J.P. MORGAN             Enron-02             3,691,836  10/15/98      6.97%      3,691,836       3,691,836
    J.P. MORGAN             Enron-01             4,553,484   7/07/98      7.12%      4,553,484       4,553,484
    JOHN HANCOCK MUTUAL
     LIFE INSURANCE CO.     GAC 7374             6,673,546   3/31/00      6.49%      6,673,546       6,673,546
    LINCOLN NATIONAL        GA-9597              7,265,955  10/10/97      4.55%      7,265,955       7,265,955
    NEW YORK LIFE           GA-30282             4,630,259  12/31/98      6.04%      4,630,259       4,630,259
    PEOPLES SECURITY        BDA00149TR-1         3,498,883   5/15/01      7.16%      3,498,883       3,498,883
    PEOPLES SECURITY        BDA00149TR-2         3,821,273  11/15/00      7.18%      3,821,273       3,821,273
    PEOPLES SECURITY        BDA00437FR           7,763,331   6/30/99      7.33%      7,763,331       7,763,331
    PRINCIPAL MUTUAL        4-20383              4,068,747   9/18/00      6.30%      4,068,747       4,068,747
    PROTECTIVE LIFE         GA-1206              4,120,161   3/31/98      6.20%      4,120,161       4,120,161
    PROVIDENT LIFE AND
     ACCIDENT INSURANCE     627-5578             4,727,319   1/31/99      5.21%      4,727,319       4,727,319
    PRUDENTIAL              6538-502             4,116,047  12/31/96      5.87%      4,116,047       4,116,047
    PRUDENTIAL              6538-501             1,313,195  12/31/96      5.56%      1,313,195       1,313,195
    SUNLIFE OF CANADA
     INSURANCE              S-0885-G             9,498,645   6/30/00      5.42%      9,498,645       9,498,645
    TRANSAMERICA            51313-00             4,066,609  12/31/99      6.15%      4,066,609       4,066,609
       TOTAL                                                                      $ 90,229,266    $ 90,229,266

LOANS TO PARTICIPANTS:
    PLAN PARTICIPANTS LOANS  Interest rate at prime plus one                      $          -    $ 17,736,544


                                                                                   ERISA SCHEDULE II
                                                                                      EIN 47-0255140
                                                                                        PLAN NO. 001

                         ENRON CORP. SAVINGS PLAN

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1995

                        (b)DESCRIPTION OF ASSET
                                            NUMBER OF    (c)PURCHASE    (d)SELLING     (j)NET GAIN/
(a)IDENTITY OF PARTY                      TRANSACTIONS      PRICE          PRICE           (LOSS)

NORTHERN TRUST         COLLECTIVE STOCK
                        INDEX FUND
                          PURCHASES            527       $245,821,554
                          SALES                525        234,620,645   $234,620,645   $        -

ENRON CORP.            COMMON STOCK
                          PURCHASES             11          6,849,845
                          SALES                107         70,570,778     79,949,997    9,379,219

ENRON OIL & GAS CO.    COMMON STOCK
                          PURCHASES             58         20,377,444
                          SALES                 59         15,607,050     18,302,620    2,695,570


NOTE: This schedule is a listing of series of transactions in the same security which exceeded 5% of the market value of Plan assets held on January 1, 1995, which totaled $400,347,026. The trustee initiates and consummates all investment transactions. There were no reportable single transactions which exceed 5% of the market value of Plan assets held on January 1, 1995. There were no reportable broker transactions.